UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40312

EQRX, LLC

(SUCCESSOR-BY-MERGER TO EQRX, INC.)

(Exact name of registrant as specified in its charter)

50 Hampshire Street

Cambridge, Massachusetts 02139

(617) 315-2255

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Warrants to purchase one share of common stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On November 9, 2023, Revolution Medicines, Inc., a Delaware corporation (“Revolution Medicines”), completed the previously announced acquisition of EQRx, Inc., a Delaware corporation (“EQRx”), pursuant to the Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among Revolution Medicines, Equinox Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), Equinox Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Revolution Medicines (“Merger Sub II”), and EQRx. Pursuant to the Merger Agreement, Merger Sub I merged with and into EQRx, with EQRx surviving the First Merger as a wholly owned subsidiary of Revolution Medicines (the “First Merger”), and following the First Merger, EQRx merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Revolution Medicines with the name “EQRx, LLC” (the “Second Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, EQRx, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EQRX, LLC

(successor by merger to EQRx, Inc.)

Date: November 20, 2023	By:	/s/ Jack Anders
Name: Jack Anders
Title: Treasurer & Assistant Secretary